SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                FINAL AMENDMENT

                     _____________________________________

                               MEDIA SOURCE, INC.
                                (Name of Issuer)
                     _____________________________________

                               Media Source, Inc.
                                MSI Merger Corp.
                                S. Robert Davis
                                Charles R. Davis
                                Melissa L. Davis
                                 Laura D. Byrne
                                  Thomas Byrne
                      (Name of Person(s) Filing Statement)
                     _____________________________________

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   58445e100
                     (CUSIP Number of Class of Securities)

                               Media Source, Inc.
                                MSI Merger Corp.
                                S. Robert Davis
                                Charles R. Davis
                                Melissa L. Davis
                                 Laura D. Byrne
                                  Thomas Byrne
                                5695 Avery Road
                                Dublin, OH 43016
                                 (614) 889-1143
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                   Copies To:

PHILIP M. SHASTEEN, ESQ.                        ROBERT R. OUELLETTE
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, P.A.      MICHAEL S. JORDAN
100 NORTH TAMPA STREET, SUITE 1800              SCHOTTENSTEIN, ZOR & DUNN, CO.,
TAMPA, FL 33602                                 L.P.A.
(813) 225-2500                                  41 SOUTH HIGH STREET
                                                COLUMBUS, OH  43215
                                                (614) 462-2700

This statement is filed in connection with (check the appropriate box):

a. X The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. The filing of a registration statement under the Securities Act of 1933.
c.      A tender offer.
d.      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ____

                           CALCULATION OF FILING FEE

TRANSACTION VALUE*                                      AMOUNT OF FILING FEE
------------------                                      --------------------
   $2,576,448                                                   $516

*For purposes of calculating the fee only. Assumes purchase of 107,352 Shares, par value $.01 per share, of Media Source, Inc. at $24 per share.

X Check box if any part of the fee is offset as provided by 0.0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid:  $516

        Form or Registration No.:  Preliminary Proxy Statement on Schedule 14A

        Filing Party:  Media Source, Inc.

        Date Filed:  May 23, 2003

     Media Source, Inc., a Delaware corporation ("Media Source" or the "Company"), S. Robert Davis, Chairman of the Board, President and stockholder of Media Source, Charles R. Davis, Director and stockholder of Media Source, Melissa L. Davis, Laura D. Byrne, and Thomas Byrne, stockholders of Media Source, MSI Merger Corp., an Ohio corporation, hereby submit this final amendment to their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). This Statement relates to an Agreement and Plan of Merger dated as of April 21, 2003, as amended, (the "Merger Agreement") pursuant to which MSI Merger Corp. will be merged with and into Media Source (the "Merger") with the Company as the surviving entity. This final amendment to this Statement reports the consummation of the transactions contemplated by the Merger Agreement following approval thereof by the stockholders of the Company at a special meeting of such stockholders held on September 19, 2003. The "Effective Time" of the Merger was the date and time when a certificate of merger was filed with the Secretary of State of the State of Delaware and articles of merger (together with the certificate of merger, "Articles of Merger") were filed with the Secretary of State of the State of Ohio, which occurred on September 19, 2003.

     Prior to this Merger, S. Robert Davis, Charles R. Davis, Melissa L. Davis, Laura D. Byrne, and Thomas Byrne (on their own behalf and on behalf of their minor children), contributed all their shares of Media Source common stock to MSI Merger Corp. in exchange for shares of capital stock of MSI Merger Corp. Upon completion of the Merger, each issued and outstanding share of Media Source common stock not owned by MSI Merger Corp. became entitled to receive $24.00 per share in cash, without interest. MSI Merger Corp. will not be entitled to receive the $24.00 per share merger consideration.

     On or about August 7, 2003, Media Source provided its stockholders with a Proxy Statement (the "Proxy"). On September 19, 2003, Media Source held a special meeting of stockholders and the stockholders approved the Merger.

     MSI Merger Corp. is now the sole stockholder of Media Source as the surviving corporation. Stockholders of Media Source prior to the Merger, other than MSI Merger Corp., will not participate in any future earnings and growth of Media Source after the Merger. MSI Merger Corp. now owns all of the equity in Media Source.

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The definitive Proxy Statement was filed by the Company with the Securities and Exchange Commission (the "Commission") on August 1, 2003. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

     On September 19, 2003, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to terminate the registration of the Company's common stock under Section 12(g) of the Exchange Act, in accordance with Rule 12g-4. As of such date, the Company's duty under the Exchange Act to file information, documents and reports under Section 13 of the Exchange Act with respect to its common stock was suspended. In addition, the Company instructed the Nasdaq to cease listing quotations for the Company's common stock as of close of business on September 19, 2003.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                           MEDIA SOURCE, INC.
                                           MSI MERGER CORP.
                                           By:  /s/ S. Robert Davis
                                           S. ROBERT DAVIS
                                           Chairman and President


                                           /s/ S. Robert Davis
                                           -----------------------------
                                               S. Robert Davis


                                          /s/ Charles R. Davis
                                          ------------------------------
                                              Charles R. Davis

                                          /s/ Melissa L. Davis
                                          ------------------------------
                                              Melissa L. Davis

                                          /s/ Laura D. Byrne
                                          ------------------------------
                                              Laura D. Byrne

                                          /s/ Thomas Byrne
                                          ------------------------------
                                              Thomas Byrne

Date:  September 19, 2003



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